Exhibit 23.1

LI & COMPANY, PC

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Rocap Marketing Inc.

We consent to the inclusion in this Registration Statement on Form S-1 filed with the SEC (the “Registration Statement”), of our report dated December 23, 2011, relating to the consolidated balance sheet of Rocap Marketing Inc. as of December 31, 2010, and the related consolidated statements of operations, stockholders’ deficit and cash flows for period from September 2, 2010 (inception) through December 31, 2010 appearing in the Prospectus, which is a part of such Registration Statement.  We also consent to the reference to our firm under the caption “Interests of Named Experts and Counsel” in such Registration Statement.

/s/ Li & Company, PC

Li & Company, PC

Skillman, New Jersey

December 23, 2011